Exhibit 99.7

NICE Ranked Again as Market Leader in Workforce Management
by Analyst Firm DMG Consulting

NICE also receives top marks for customer satisfaction

RA’ANANA, Israel, June 24, 2013 – NICE Systems (NASDAQ: NICE) today announced that it has once again been recognized as the contact center workforce management market leader by DMG Consulting LLC, with a market share of 22 percent, based on the number of seats. For six consecutive years NICE has been the market share leader according to DMG’s Contact Center Workforce Management reports.

According to DMG’s 2013 Contact Center Workforce Management Market Report, NICE was ranked for the second consecutive year as the top vendor for customer satisfaction across ten categories measuring vendor satisfaction: product, implementation, service and maintenance, training, professional services, innovation, responsiveness to product enhancement requests, communication, pricing, and overall vendor satisfaction. Among individual components of the product category, NICE achieved a top score in 15 out of 19 categories. In the implementation and professional services categories, NICE achieved a perfect score.

“Today’s contact centers are handling more channels than ever before, including calls, emails, chat, short message service (SMS), social media and possibly some non-call activities, “ explained Donna Fluss, President of DMG Consulting. “WFM challenges include handling complex work rules and scheduling requirements (multi-national environments, multiple languages, time zones, at-home agents, outsourced agents, flexible shifts, etc.). Companies increasingly need long-term planning and budgeting functionality to plan agent staffing needs for anywhere from one to five years into the future.”

To address the needs of today’s complex multi-site, multi-skill and multi-channel call centers, NICE IEX Workforce Management solutions offer the flexibility and rich set of capabilities to forecast staffing needs, schedule representatives’ time, effectively manage daily activity, and boost inbound sales revenue.

"We are pleased to once again be recognized as a leader in DMG’s 2013 Contact Center Workforce Management Market Report,” said Benny Einhorn, Chief Marketing Officer at NICE. “Achieving top vendor status for product satisfaction as well as receiving top scores for our implementations and professional services is a testament of our commitment to providing customers with flexible and comprehensive workforce management solutions and services that can be adapted to their particular business environment. As the complexity of today’s contact centers continue to grow, we are enabling our customers to successfully meet their service objectives.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Einhorn, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.